ICE MILLER LLP

One American Square

Suite 2900

Indianapolis, IN 46282

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bioanalytical Systems, Inc.
Comment Letter regarding Form 10-K
File December 29, 2011
File No. 000-23357

Dear Mr. Riedler:

Our firm represents Bioanalytical Systems, Inc. The Company has received the Staff's comment letter, dated March 6, 2012, relating to the Company's Form 10-K for the fiscal year ended September 30, 2011 and is working on its response. Due to the need to communicate with its customer regarding the public disclosure of the agreement referenced in the comment letter, the Company will be unable to provide a response today and will need additional time to provide its response to the Staff. The Company expects to provide its response no later than April 3, 2012.

Please feel free to contact me if you have any questions or concerns.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman
Stephen J. Hackman

cc: Johnny Gharib